CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$2,500,000	$341.00

Pricing supplement no. 1377 To prospectus dated November 14, 2011, prospectus supplement dated November 14, 2011 and product supplement no. 4-I dated November 14, 2011	Registration Statement No. 333-177923 Dated May 15, 2013 Rule 424(b)(2)

Structured Investments	$2,500,000 Capped Single Observation Knock-Out Notes Linked to the Common Shares of Barrick Gold Corporation due June 19, 2014

General

•	The notes are designed for investors who seek to participate in the appreciation of the closing price of one share of the Reference Stock, up to the Maximum Return of 26.50% at maturity, and who anticipate that the Final Stock Price will not be less than the Stock Strike Price by more than 37.50%. Investors should be willing to forgo interest and dividend payments and, if the Final Stock Price is less than the Stock Strike Price by more than 37.50%, be willing to lose some or all of their principal. If the Final Stock Price is not less than the Stock Strike Price by more than 37.50%, investors have the opportunity to receive the greater of (a) the Stock Return and (b) the Contingent Minimum Return of 4.00% at maturity, subject to the Maximum Return of 26.50%. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
•	Unsecured and unsubordinated obligations of JPMorgan Chase & Co. maturing June 19, 2014†
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof
•	The notes priced on May 15, 2013 and are expected to settle on or about May 20, 2013.

Key Terms

Reference Stock:	The common shares, no par value, of Barrick Gold Corporation (New York Stock Exchange symbol “ABX”). We refer to Barrick Gold Corporation as “Barrick.”
Knock-Out Event:	A Knock-Out Event occurs if the Final Stock Price is less than the Stock Strike Price by more than the Knock-Out Buffer Amount.
Knock-Out Buffer Amount:	37.50%
Payment at Maturity:	If a Knock-Out Event has occurred, you will receive a cash payment at maturity that will reflect the performance of the Reference Stock, subject to the Maximum Return. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:
$1,000 + ($1,000 × Stock Return), subject to the Maximum Return
If a Knock-Out Event has occurred, you will lose more than 37.50% of your initial investment and may lose all of your initial investment at maturity.
If a Knock-Out Event has not occurred, you will receive a cash payment at maturity that will reflect the performance of the Reference Stock, subject to the Contingent Minimum Return and the Maximum Return. If a Knock-Out Event has not occurred, your payment at maturity per $1,000 principal amount note will equal $1,000 plus the product of (a) $1,000 and (b) the greater of (i) the Contingent Minimum Return and (ii) the Stock Return, subject to the Maximum Return. For additional clarification, please see “What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Reference Stock?” in this pricing supplement.
Maximum Return:	26.50%, which results in a maximum payment at maturity of $1,265.00 per $1,000 principal amount note
Contingent Minimum Return:	4.00%
Stock Return:	Final Stock Price – Stock Strike Price Stock Strike Price
Stock Strike Price:	Set equal to $20.00, as determined on the pricing date in the sole discretion of the calculation agent, divided by the Stock Adjustment Factor. The Stock Strike Price is not the closing price of one share of the Reference Stock on the pricing date. Although the calculation agent has made all determinations and has taken all actions in relation to the establishment of the Stock Strike Price in good faith, it should be noted that such discretion could have an impact (positive or negative) on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Stock Strike Price, that might affect the value of your notes.
Final Stock Price:	The closing price of one share of the Reference Stock on the Observation Date
Stock Adjustment Factor:	Set initially at 1.0 on the pricing date and subject to adjustment under certain circumstances. See “General Terms of Notes — Additional Reference Stock Provisions — A. Anti-Dilution Adjustments” in the accompanying product supplement no. 4-I for further information.
Observation Date†:	June 16, 2014
Maturity Date†:	June 19, 2014
CUSIP:	48126NAE7
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” and “Payment at Maturity — Postponement of a Determination Date — A. Notes Linked to a Single Component” in the accompanying product supplement no. 4-I

Investing in the Capped Single Observation Knock-Out Notes involves a number of risks. See “Risk Factors” beginning on page PS-21 of the accompanying product supplement no. 4-I and “Selected Risk Considerations” beginning on page PS-4 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$1,000	$10	$990
Total	$2,500,000	$25,000	$2,475,000
(1)	See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the notes.
(2)	J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will pay all of the selling commissions of $10.00 per $1,000 principal amount note it receives from us to other affiliated or unaffiliated dealers. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-77 of the accompanying product supplement no. 4-I.

The estimated value of the notes as determined by JPMS when the terms of the notes were set was $968.50 per $1,000 principal amount note. See “JPMS’s Estimated Value of the Notes” in this pricing supplement for additional information.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

May 15, 2013

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 4-I dated November 14, 2011. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 4-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 4-I dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007593/e46160_424b2.pdf
•	Prospectus supplement dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
•	Prospectus dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

JPMorgan Structured Investments —	PS-1
Capped Single Observation Knock-Out Notes Linked to the Common Shares of Barrick Gold Corporation

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Reference Stock?

The following table illustrates the hypothetical total return at maturity on the notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. Each hypothetical total return or hypothetical payment at maturity set forth below reflects the Stock Strike Price of $20.00, the Contingent Minimum Return of 4.00%, the Maximum Return of 26.50% and the Knock-Out Buffer Amount of 37.50%. Each hypothetical total return or hypothetical payment at maturity set forth below is for illustrative purposes only and may not be the actual total return or payment applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

		Total Return
Final Stock Price	Stock Return	Knock-Out Event Has Not Occurred(1)	Knock-Out Event Has Occurred(2)
$36.000	80.00%	26.50%	N/A
$34.000	70.00%	26.50%	N/A
$32.000	60.00%	26.50%	N/A
$30.000	50.00%	26.50%	N/A
$28.000	40.00%	26.50%	N/A
$26.000	30.00%	26.50%	N/A
$25.300	26.50%	26.50%	N/A
$25.000	25.00%	25.00%	N/A
$24.000	20.00%	20.00%	N/A
$23.000	15.00%	15.00%	N/A
$22.000	10.00%	10.00%	N/A
$21.000	5.00%	5.00%	N/A
$20.800	4.00%	4.00%	N/A
$20.500	2.50%	4.00%	N/A
$20.200	1.00%	4.00%	N/A
$20.000	0.00%	4.00%	N/A
$19.000	-5.00%	4.00%	N/A
$18.000	-10.00%	4.00%	N/A
$17.000	-15.00%	4.00%	N/A
$16.000	-20.00%	4.00%	N/A
$14.000	-30.00%	4.00%	N/A
$12.500	-37.50%	4.00%	N/A
$12.498	-37.51%	N/A	-37.51%
$12.000	-40.00%	N/A	-40.00%
$10.000	-50.00%	N/A	-50.00%
$8.000	-60.00%	N/A	-60.00%
$6.000	-70.00%	N/A	-70.00%
$4.000	-80.00%	N/A	-80.00%
$2.000	-90.00%	N/A	-90.00%
$0.000	-100.00%	N/A	-100.00%

(1) The Final Stock Price is greater than or equal to $12.50 (62.50% of the hypothetical Stock Strike Price).

(2) The Final Stock Price is less than $12.50 (62.50% of the hypothetical Stock Strike Price).

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how a payment at maturity set forth in the table above is calculated.

Example 1: The closing price of one share of the Reference Stock increases from the Stock Strike Price of $20.00 to a Final Stock Price of $20.50— a Knock-Out Event has not occurred. Because the Stock Return of 2.50% is less than the Contingent Minimum Return of 4.00%, the investor receives a payment at maturity of $1,040 per $1,000 principal amount note.

Example 2: The closing price of one share of the Reference Stock decreases from the Stock Strike Price of $20.00 to a Final Stock Price of $19.00— a Knock-Out Event has not occurred. Because the Stock Return of -5% is less than the Contingent Minimum Return of 4.00%, the investor receives a payment at maturity of $1,040 per $1,000 principal amount note.

Example 3: The closing price of one share of the Reference Stock increases from the Stock Strike Price of $20.00 to a Final Stock Price of $23.00— a Knock-Out Event has not occurred. Because the Stock Return of 15% is greater than the Contingent Minimum Return of 4.00% but less than the Maximum Return of 26.50%, the investor receives a payment at maturity of $1,150 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 15%) = $1,150

Example 4: The closing price of one share of the Reference Stock decreases from the Stock Strike Price of $20.00 to a Final Stock Price of $10.00 — a Knock-Out Event has occurred. Because the Final Stock Price of $10.00 is less than the Stock Strike Price of $20.00 by more than the Knock-Out Buffer Amount of 37.50%, a Knock-Out Event has occurred and because

JPMorgan Structured Investments —	PS-2
Capped Single Observation Knock-Out Notes Linked to the Common Shares of Barrick Gold Corporation

the Stock Return is -50%, the investor receives a payment at maturity of $500 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -50%) = $500

Example 5: The closing price of one share of the Reference Stock increases from the Stock Strike Price of $20.00 to a Final Stock Price of $30.00 — a Knock-Out Event has not occurred. Because the Stock Return of 50% is greater than the Maximum Return of 26.50%, the investor receives a payment at maturity of $1,265.00 per $1,000 principal amount note, the maximum payment on the notes.

The hypothetical returns and hypothetical payments on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

Selected Purchase Considerations

•	CAPPED APPRECIATION POTENTIAL — The notes provide the opportunity to participate in the appreciation of the Reference Stock, up to the Maximum Return of 26.50%. If a Knock-Out Event has not occurred, in addition to the principal amount, you will receive at maturity at least the Contingent Minimum Return of 4.00% on the notes, for a minimum payment at maturity of $1,040 for every $1,000 principal amount note, subject to the Maximum Return of 26.50%. The maximum payment at maturity will be $1,265.00 per $1,000 principal amount note. Because the notes are our unsecured and unsubordinated obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.
•	RETURN LINKED TO A SINGLE REFERENCE STOCK — The return on the notes is linked to the performance of a single Reference Stock, which is the common shares of Barrick. For additional information see “The Reference Stock” in this pricing supplement.
•	CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4-I. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes. Assuming this treatment is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this treatment, in which case the timing and character of any income or loss on the notes could be materially and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Stock. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 4-I dated November 14, 2011.

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Reference Stock and will depend on whether a Knock-Out Event has occurred and whether, and the extent to which, the Stock Return is positive or negative. If the Final Stock Price is less than the Stock Strike Price by more than the Knock-Out Buffer Amount of 37.50%, a Knock-Out Event has occurred, and the benefit provided by the Knock-Out Buffer Amount of 37.50% will terminate. If a Knock-Out Event has occurred, for every 1% that the Final Stock Price is less than the Stock Strike Price, you will lose an amount equal to 1% of the principal amount of your notes. Under these circumstances, you will lose more than 37.50% of your initial investment and may lose all of your initial investment at maturity.
•	YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN — If the Final Stock Price is greater than the Stock Strike Price, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional return that will not exceed the Maximum Return of 26.50%, regardless of the appreciation in the Reference Stock, which may be significant.
•	CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on
JPMorgan Structured Investments —	PS-3
Capped Single Observation Knock-Out Notes Linked to the Common Shares of Barrick Gold Corporation

JPMorgan Chase & Co.’s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set, which we refer to as JPMS’s estimated value. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to the Notes Generally” in the accompanying product supplement no. 4-I for additional information about these risks.

We and/or our affiliates may also currently or from time to time engage in business with Barrick, including extending loans to, or making equity investments in, Barrick or providing advisory services to Barrick. In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to Barrick, and these reports may or may not recommend that investors buy or hold the Reference Stock. As a prospective purchaser of the notes, you should undertake an independent investigation of the Reference Stock issuer that in your judgment is appropriate to make an informed decision with respect to an investment in the notes.

Although the calculation agent has made all determinations and has taken all actions in relation to establishing the Stock Strike Price in good faith, it should be noted that such discretion could have an impact (positive or negative), on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Stock Strike Price, that might affect the value of your notes.

•	THE BENEFIT PROVIDED BY THE KNOCK-OUT BUFFER MAY TERMINATE ON THE OBSERVATION DATE— If the Final Stock Price is less than the Stock Strike Price by more than the Knock-Out Buffer Amount of 37.50%, the benefit provided by the Knock-Out Buffer Amount will terminate and you will be fully exposed to any depreciation in the closing price of one share of the Reference Stock. Because the Final Stock Price will be determined based on the closing price on a single day near the end of the term of the notes, the price of the Reference Stock at the maturity date or at other times during the term of the notes could be at a level not less than the Stock Strike Price by more than the Knock-Out Buffer Amount. This difference could be particularly large if there is a significant decrease in the price of the Reference Stock during the later portion of the term of the notes or if there is significant volatility in the price of the Reference Stock during the term of the notes, especially on dates near the Observation Date.
•	JPMS’S ESTIMATED VALUE OF THE NOTES IS LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES — JPMS’s estimated value is only an estimate using several factors. The original issue price of the notes exceeds JPMS’s estimated value because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “JPMS’s Estimated Value of the Notes” in this pricing supplement.
•	JPMS’S ESTIMATED VALUE DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES — JPMS’s estimated value of the notes is determined by reference to JPMS’s internal pricing models when the terms of the notes are set. This estimated value is based on market conditions and other relevant factors existing at that time and JPMS’s assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for notes that are greater than or less than JPMS’s estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions. See “JPMS’s Estimated Value of the Notes” in this pricing supplement.
•	JPMS’S ESTIMATED VALUE IS NOT DETERMINED BY REFERENCE TO CREDIT SPREADS FOR OUR CONVENTIONAL FIXED-RATE DEBT — The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. If JPMS were to use the interest rate implied by our conventional fixed-rate credit spreads, we would expect the economic terms of the notes to be more favorable to you. Consequently, our use of an internal funding rate would have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “JPMS’s Estimated Value of the Notes” in this pricing supplement.
•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN JPMS’S THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD — We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include projected hedging profits, if any, and, in some circumstances,
JPMorgan Structured Investments —	PS-4
Capped Single Observation Knock-Out Notes Linked to the Common Shares of Barrick Gold Corporation

estimated hedging costs and our secondary market credit spreads for structured debt issuances. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).

•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES — Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our secondary market credit spreads for structured debt issuances and, also, because secondary market prices (a) exclude selling commissions and (b) may exclude projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the maturity date could result in a substantial loss to you. See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity. See “— Lack of Liquidity” below.

•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS — The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, estimated hedging costs and the closing price of one share of the Reference Stock, including:
•	any actual or potential change in our creditworthiness or credit spreads;
•	customary bid-ask spreads for similarly sized trades;
•	secondary market credit spreads for structured debt issuances;
•	the actual and expected volatility in the price of the Reference Stock;
•	the time to maturity of the notes;
•	whether the closing price of one share of the Reference Stock has been, or is expected to be, less than the Interest Barrier on any Review Date and whether the Final Stock Price is expected to be less than the Trigger Level;
•	the dividend rate on the Reference Stock;
•	the occurrence of certain events affecting the issuer of the Reference Stock that may or may not require an adjustment to the Stock Adjustment Factor, including a merger or acquisition;
•	interest and yield rates in the market generally; and
•	a variety of other economic, financial, political, regulatory and judicial events.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market.

•	NO OWNERSHIP OR DIVIDEND RIGHTS IN THE REFERENCE STOCK — As a holder of the notes, you will not have any ownership interest or rights in the Reference Stock, such as voting rights or dividend payments. In addition, the issuer of the Reference Stock will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Reference Stock and the notes.
•	RISKS ASSOCIATED WITH NON-U.S. SECURITIES SUCH AS THE COMMON SHARES OF BARRICK GOLD CORPORATION — An investment in the notes linked to the value of non-U.S. equity securities, such as the common shares of Barrick Gold Corporation involves risks associated with the home country of the issuer of the non-U.S. equity securities. Non-U.S. companies, such as those in Canada, are generally subject to accounting, auditing and financial reporting standards and requirements, and securities trading rules different from those applicable to U.S. reporting companies. The prices of non-U.S. equity securities may be affected by political, economic, financial and social factors in the home country of the issuer of the non-U.S. equity securities, including changes in such country’s government, economic and fiscal policies, currency exchange laws or other laws or restrictions. Moreover, the economies of such country may differ favorably or unfavorably from the economy of the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self sufficiency. Such country may be subjected to different and, in some cases, more adverse economic environments.
•	THE NOTES LINKED TO THE COMMON SHARES OF BARRICK ARE SUBJECT TO CURRENCY EXCHANGE RATE RISK — Because the common shares of Barrick is quoted and traded in U.S. dollars on The New York Stock Exchange and in Canadian dollars on the Toronto Stock Exchange, fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar will likely affect the relative value of the common shares of Barrick in the two different currencies and, as a result, will likely affect the market price of the common shares of Barrick trading on The New York Stock Exchange. These trading differences and currency exchange may affect the market value of the notes and whether the applicable Final Share Price will be greater than, equal to or less than the applicable Initial Share Price. The Canadian dollar has been subject to fluctuations against the U.S. dollar in the past, and may be subject to significant fluctuations in the future. Previous fluctuations or periods of relative stability in the exchange rate of the Canadian dollar and the U.S. dollar are not necessarily indicative of fluctuations or periods of relative stability in those rates that may occur over the term of the notes linked to the common shares of Barrick. The exchange rate between the Canadian dollar and the U.S. dollar is the result of the supply of, and the demand for, those currencies. Changes in the exchange rate result over time from the interaction of many factors directly or indirectly
JPMorgan Structured Investments —	PS-5
Capped Single Observation Knock-Out Notes Linked to the Common Shares of Barrick Gold Corporation

affecting economic and political conditions in Canada and the United States, including economic and political developments in other countries. Of particular importance are rates of inflation, interest rate levels, the balance of payments and the extent of governmental surpluses or deficits in Canada and the United States, all of which are in turn sensitive to the monetary, fiscal and trade policies pursued by Canada, the United States and other jurisdictions important to international trade and finance.

•	NO AFFILIATION WITH THE REFERENCE STOCK ISSUER — We are not affiliated with the issuer of the Reference Stock. We have not independently verified any of the information about the Reference Stock issuer contained in this pricing supplement. You should undertake your own investigation into the Reference Stock and its issuer. We are not responsible for the Reference Stock issuer’s public disclosure of information, whether contained in SEC filings or otherwise.
•	SINGLE STOCK RISK — The price of the Reference Stock can fall sharply due to factors specific to the Reference Stock and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions.
•	NO INTEREST OR, DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the Reference Stock would have.
•	RISK OF A KNOCK-OUT EVENT OCCURRING IS GREATER IF THE CLOSING PRICE OF THE REFERENCE STOCK IS VOLATILE — The likelihood that the Final Stock Price will be less than the Stock Strike Price by more than the Knock-Out Buffer Amount of 37.50%, thereby triggering a Knock-Out Event, will depend in large part on the volatility of the closing price of the Reference Stock — the frequency and magnitude of changes in the closing price of the Reference Stock.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
•	THE ANTI-DILUTION PROTECTION FOR THE REFERENCE STOCK IS LIMITED AND MAY BE DISCRETIONARY — The calculation agent will make adjustments to the Stock Adjustment Factor for certain corporate events affecting the Reference Stock. However, the calculation agent will not make an adjustment in response to all events that could affect the Reference Stock. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected. You should also be aware that the calculation agent may make adjustments in response to events that are not described in the accompanying product supplement to account for any diluting or concentrative effect, but the calculation agent is under no obligation to do so or to consider your interests as a holder of the notes in making these determinations.
JPMorgan Structured Investments —	PS-6
Capped Single Observation Knock-Out Notes Linked to the Common Shares of Barrick Gold Corporation

The Reference Stock

Public Information

All information contained herein on the Reference Stock and on Barrick is derived from publicly available sources, without independent verification. According to its publicly available filings with the SEC, Barrick, a Canadian company, is an international gold company with operating mines and development projects in the United States, Canada, South America, Australia, and Africa. The common shares of Barrick, no par value (Bloomberg ticker: ABX), is registered under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, and is listed on The New York Stock Exchange, which we refer to as the relevant exchange for purposes of Barrick in the accompanying product supplement no. 4-I. Information provided to or filed with the SEC by Barrick pursuant to the Exchange Act can be located by reference to SEC file number 001-09059, and can be accessed through www.sec.gov. We do not make any representation that these publicly available documents are accurate or complete.

Historical Information Regarding the Reference Stock

The following graph sets forth the historical performance of the common shares of Barrick based on the weekly closing prices of one share of the common shares of Barrick from January 4, 2008 through May 10, 2013. The closing price of one share of the common shares of Barrick on May 14, 2013 was $20.50. We obtained the closing prices below from Bloomberg Financial Markets, without independent verification. The closing prices may be adjusted by Bloomberg Financial Markets for corporate actions such as stock splits, public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy.

Since its inception, the Reference Stock has experienced significant fluctuations. The historical performance of the Reference Stock should not be taken as an indication of future performance, and no assurance can be given as to the closing price of one share of the Reference Stock on the Observation Date. We cannot give you assurance that the performance of the Reference Stock will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that the Reference Stock will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the Reference Stock.

JPMS’s Estimated Value of the Notes

JPMS’s estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using our internal funding rate for structured debt described below, and (2) the derivative or derivatives underlying the economic terms of the notes. JPMS’s estimated value does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt.  For additional information, see “Selected Risk Considerations — JPMS’s Estimated Value Is Not Determined by Reference to Credit Spreads for Our Conventional Fixed-Rate Debt.” The value of the derivative or derivatives underlying the economic terms of the notes is derived from JPMS’s internal pricing models. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, JPMS’s estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Selected Risk Considerations — JPMS’s Estimated Value Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates.”

JPMS’s estimated value of the notes is lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling

JPMorgan Structured Investments —	PS-7
Capped Single Observation Knock-Out Notes Linked to the Common Shares of Barrick Gold Corporation

commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes. See “Selected Risk Considerations — JPMS’s Estimated Value of the Notes Is Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Selected Risk Considerations — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” in this pricing supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period that is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by JPMS. See “Selected Risk Considerations — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than JPMS’s Then-Current Estimated Value of the Notes for a Limited Time Period.”

Supplemental Use of Proceeds

The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, by us or one or more of our affiliates in connection with hedging our obligations under the notes.

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “What Are the Payments on the Notes, Assuming a Range of Performances for the Reference Stock?” in this pricing supplement for an illustration of the risk-return profile of the notes and “The Reference Stock” in this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to JPMS’s estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

For purposes of the notes offered by this pricing supplement, the first and second paragraph of the section entitled “Use of Proceeds and Hedging” on page PS-48 of the accompanying product supplement no. 4-I are deemed deleted in their entirety. Please refer instead to the discussion set forth above.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the notes offered by this pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated March 29, 2012, which was filed as an exhibit to a Current Report on Form 8-K by us on March 29, 2012.

JPMorgan Structured Investments —	PS-8
Capped Single Observation Knock-Out Notes Linked to the Common Shares of Barrick Gold Corporation